# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ramaco Resources, Inc., CIK 0001687187
CUSIP: 75134P600
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky (KY), 40507
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-26-001491
Filed by CIK 0001980739

## Reporting persons
- Dayah Energy Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,889,478; sole dispositive power 0; shared dispositive power 3,889,478; aggregate amount beneficially owned 3,889,478 (7.2% of the class)
- Dayah Energy GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,889,478; sole dispositive power 0; shared dispositive power 3,889,478; aggregate amount beneficially owned 3,889,478 (7.2% of the class)
- Dayah Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,202,408; sole dispositive power 0; shared dispositive power 5,202,408; aggregate amount beneficially owned 5,202,408 (9.7% of the class)
- Jonathan Siscovick: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,202,408; sole dispositive power 0; shared dispositive power 5,202,408; aggregate amount beneficially owned 5,202,408 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Ramaco Resources, Inc.
Address of issuer's principal executive offices: 250 West Main Street, Suite 1900, Lexington, Kentucky 40507

## Item 2. Person Filing
Name of person filing:
Dayah Energy Partners, L.P.
Dayah Energy GP, LLC
Dayah Capital LLC
Jonathan Siscovick
Address of principal business office or, if none, residence:
Dayah Energy Partners, L.P.
c/o Dayah Energy GP, LLC
600 Summer Street, Suite 500
Stamford, Connecticut 06901

Dayah Energy GP, LLC
600 Summer Street, Suite 500
Stamford, Connecticut 06901

Dayah Capital LLC
600 Summer Street, Suite 500
Stamford, Connecticut 06901

Jonathan Siscovick
c/o Dayah Capital LLC
600 Summer Street, Suite 500
Stamford, Connecticut 06901
Citizenship:
Dayah Energy Partners, L.P. - Delaware
Dayah Energy GP, LLC - Delaware
Dayah Capital LLC - Delaware
Jonathan Siscovick - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Dayah Energy Partners, L.P. - 3,889,478
Dayah Energy GP, LLC - 3,889,478
Dayah Capital LLC - 5,202,408
Jonathan Siscovick - 5,202,408
Percent of class:
Dayah Energy Partners, L.P. - 7.2%
Dayah Energy GP, LLC - 7.2%
Dayah Capital LLC - 9.7%
Jonathan Siscovick - 9.7%
Sole power to vote or to direct the vote:
Dayah Energy Partners, L.P. - 0
Dayah Energy GP, LLC - 0
Dayah Capital LLC - 0
Jonathan Siscovick - 0
Shared power to vote or to direct the vote:
Dayah Energy Partners, L.P. - 3,889,478
Dayah Energy GP, LLC - 3,889,478
Dayah Capital LLC - 5,202,408
Jonathan Siscovick - 5,202,408
Sole power to dispose or to direct the disposition:
Dayah Energy Partners, L.P. - 0
Dayah Energy GP, LLC - 0
Dayah Capital LLC - 0
Jonathan Siscovick - 0
Shared power to dispose or to direct the disposition:
Dayah Energy Partners, L.P. - 3,889,478
Dayah Energy GP, LLC - 3,889,478
Dayah Capital LLC - 5,202,408
Jonathan Siscovick - 5,202,408

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Dayah Capital LLC. None of those advisory clients, other than Dayah Energy Partners, L.P., may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Control Person Identification

## Signatures
- Dayah Energy Partners, L.P.: By: Dayah Energy GP, LLC, its general partner, /s/ Jonathan Siscovick, Jonathan Siscovick, Manager (08/14/2026)
- Dayah Energy GP, LLC: /s/ Jonathan Siscovick, Jonathan Siscovick, Manager (08/14/2026)
- Dayah Capital LLC: /s/ Jonathan Siscovick, Jonathan Siscovick, Managing Member (08/14/2026)
- Jonathan Siscovick: /s/ Jonathan Siscovick, Jonathan Siscovick (08/14/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.